CONSENT

TO:	Fronteer Development Group Inc.
AND TO:	Ontario Securities Commission Alberta Securities Commission British Columbia Securities Commission Saskatchewan Securities Commission Manitoba Securities Commission Nova Scotia Securities Commission Prince Edward Island Securities Office New Brunswick Securities Commission Securities Commission of Newfoundland and Labrador United States Securities and Exchange Commission (collectively, the "**Commissions**")
AND TO:	The Toronto Stock Exchange (the "**TSX**")
RE:	Technical Reports

Reference is made to the following technical report (collectively, the "**Technical Report**"): (i) co-author of the amended technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to December 31, 2007" dated November 20, 2007. The undersigned hereby consents to the filing of the Technical Report with the Commissions and with the TSX, and to the written disclosure of the Technical Report and the inclusion of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of the Corporation dated March 27, 2008 (the "**AIF**") and the Form 40-F of the Corporation dated March 27, 2008 (the "**Form 40-F**").

The undersigned further confirms that the undersigned has read the AIF and Form 40-F and that they each fairly and accurately represent the information in the Technical Reports for which the undersigned was responsible for preparing or supervising.

DATED this 27th day of March, 2008.

Per: [signature]

M. O'Dea